UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. _____________)* Xerium Technologies, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 98416J118

(CUSIP Number)

Wolfgang Leitner, President & CEO

Andritz AG

Stattegger Strasse 18

8045 Graz, Austria

with copies to:

David W. Bumsted, Senior Vice President and Group General Counsel

Andritz (USA) Inc.

5405 Windward Pkwy

Suite 100w,

Alpharetta, GA 30004

W. Benjamin Barkley, Esq.
Kilpatrick Townsend & Stockton LLP
1100 Peachtree Street NE

Suite 2800

Atlanta, Georgia 30309-4528

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

1.	Name of Reporting Person Andritz AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Austria
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 3,541,255 shares of Common Stock*
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,541,255*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 21.6%*
14.	Type of Reporting Person (See Instructions): CO
*

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreements (as defined in Item 4), based on 16,427,603 shares of Common Stock outstanding as of April 30, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018), the Reporting Person may be deemed to have beneficial ownership of 3,541,255 shares of Common Stock, which is equal to 21.6% of the voting power of issued and outstanding shares of Common Stock as of April 30, 2018. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by XYZ Merger Sub, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

1.	Name of Reporting Person XYZ Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 3,541,255 shares of Common Stock*
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,541,255 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 21.6%*
14.	Type of Reporting Person (See Instructions): CO
*

As more fully described in the responses to Items 3 through 6 of this Schedule 13D, pursuant to the Voting Agreements (as defined in Item 4), based on 16,427,603 shares of Common Stock outstanding as of April 30, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2018), the Reporting Person may be deemed to have beneficial ownership of 3,541,255 shares of Common Stock, which is equal to 21.6% of the voting power of issued and outstanding shares of Common Stock as of April 30, 2018. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by XYZ Merger Sub, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”) of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 14101 Capital Boulevard, Youngsville, North Carolina 27596.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) Andritz AG, a joint stock corporation organized under the laws of Austria with its seat at Graz, Austria (“Andritz”), with a principal business address of Stattegger Strasse 18, 8045 Graz, Austria and (ii) XYZ Merger Sub, Inc., a (“Merger Sub”), a Delaware corporation, with a principal business address at 5405 Windward Parkway, Suite 100w, Alpharetta, Georgia 30004 (each of Andritz and Merger Sub, a “Reporting Person”; collectively, the “Reporting Persons”).

The principal business of Andritz is supplying plants, equipment, and services for hydropower stations, the pulp and paper industry, the metal working and steel industries, and for solid/liquid separation in the municipal and industrial segments. Other important fields of business are animal feed and biomass pelleting, as well as automation, where Andritz offers a wide range of products and services in the IIoT (Industrial Internet of Things) sector under the brand name of Metris. In addition, Andritz’s international technology group is active in power generation (steam boiler plants, biomass power plants, recovery boilers, and gasification plants) and environmental technology (flue gas cleaning plants) and offers equipment for the production of nonwovens, dissolving pulp, and panelboard, as well as recycling plants. Andritz operates globally through its subsidiaries.

Merger Sub is an indirect, wholly owned subsidiary of Andritz, and was recently incorporated for the purpose of the Merger (as defined below) upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below).

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of each Reporting Person (the “Scheduled Persons”) that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than Andritz or Merger Sub, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of the United States.

During the last five years, neither of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4 of this statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Covered Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) by Andritz and the Voting Parties (as defined below). As a result of Merger Sub being its indirect, wholly owned subsidiary, Andritz may be deemed to share beneficial ownership of the Covered Shares that Merger Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreements. The Voting Parties (as defined below) will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement.

Item 4.	Purpose of Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

 Merger Agreement

On June 24, 2018, Andritz, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things and subject to the terms and conditions set forth therein, that Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as an indirect wholly owned subsidiary of Andritz. Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding as of immediately prior to the Effective Time (other than any shares owned by the Issuer and its subsidiaries or Andritz and its subsidiaries (including Merger Sub) or any dissenting shares) will be cancelled and automatically converted into the right to receive $13.50 in cash, without interest thereon (the “Per Share Amount”).

In addition, immediately prior to the Effective Time (and by virtue of the Merger), (i) each stock option of the Issuer that is outstanding and unexercised immediately before the effective time of the Merger will vest in accordance with the terms applicable to such stock option and be cancelled and automatically convert into the right to receive a cash payment equal to the excess, if any, of (x) the product of the Per Share Amount multiplied by the aggregate number of shares of Common Stock subject to such stock option immediately prior to the Effective Time over (y) the exercise price of such stock option, (ii) each restricted stock unit of the Issuer, the vesting of which is time-based (collectively, the “Time-Based RSUs”) will automatically become fully vested and the restrictions thereon will lapse (in accordance with the terms of such Time-Based RSUs) and thereafter be cancelled immediately prior to the Effective Time and automatically converted into the right to receive an amount in cash, without interest, equal to the product of the Per Share Amount multiplied by the aggregate number of shares of Common Stock subject to such Time-Based RSUs, (iii) each restricted stock unit of the Issuer, the vesting of which is performance-based (the “PSUs”) will vest in accordance with the terms applicable to such PSU (i.e., each PSU will become fully vested and the restrictions thereon will lapse with respect to the number of shares of Common Stock subject to such award that would be earned at 100% of the target level) (the “Vested PSUs”) and thereafter be cancelled immediately prior to the Effective Time and automatically converted into the right to receive an amount in cash, without interest, equal to the product of the Per Share Amount multiplied by the aggregate number of shares of Common Stock subject to such Vested PSU, and (iv) each deferred stock unit of the Issuer (other than the Time-Based RSUs or PSUs described above) (collectively, the “DSUs”) will be redeemed for one share of Common Stock in accordance with the terms of such DSU and thereafter be treated as Common Stock and automatically converted into the right to receive an amount in cash equal to the Per Share Amount, in each case (i), (ii), (iii), and (iv) subject to any applicable withholding or other taxes.

The Board of Directors of the Issuer by a unanimous vote of directors present approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Consummation of the Merger is subject to certain conditions, including, among others: (i) obtaining the requisite affirmative vote of the Issuer's stockholders to approve the Merger Agreement and consummate the Merger; (ii) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and similar regulatory clearances in certain other jurisdictions; (iii) the absence of any order or legal requirement issued or enacted by any court or other governmental authority, which is in effect and prevents the consummation of the Merger; (iv) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifications); and (v) compliance with the covenants and agreements in the Merger Agreement in all material respects. The obligations of Andritz and the Issuer are also subject to customary conditions to close relating to the accuracy of the other party's representations and warranties and the performance, in all material respects, by the other party of its obligations under the Merger Agreement.

The Merger Agreement provides that at the Effective Time of the Merger, the initial officers and directors of the Surviving Corporation will be the officers and directors of Merger Sub as of immediately prior to the Effective Time of the Merger, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

In addition, the Merger Agreement provides that: (1) the articles of incorporation will be amended in their entirety (by virtue of the Merger) to read substantially identically to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time of the Merger, and such amended articles of incorporation will become the articles of incorporation of the Surviving Corporation (except that the name of the Surviving Corporation shall be “Xerium Technologies, Inc.”); and (2) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, will be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be “Xerium Technologies, Inc.”) and shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

Promptly after the Effective Time of the Merger, the Common Stock shall (a) be delisted from the New York Stock Exchange (the “NYSE”) and (b) deregistered under the Securities Exchange Act. As a result, there will be no public market for such shares and the Issuer's reporting obligations under the Securities Exchange Act will be suspended and/or terminated.

Subject to certain limited exceptions, the Merger Agreement provides that the Issuer, its subsidiaries, and its and their respective representatives are prohibited from, among other things, soliciting, initiating, knowingly encouraging or knowingly facilitating any alternative acquisition proposals, participating in any discussions or negotiations regarding any alternative acquisition proposals or providing any non-public information or data concerning the Issuer or any of its subsidiaries in connection with any alternative acquisition proposals.

Voting Agreements

In connection with the execution of the Merger Agreement, Andritz entered into various voting agreements (each such agreement, a “Voting Agreement”; collectively, the “Voting Agreements”) with certain stockholders named on Annex B hereto (each, a “Voting Party” and together the “Voting Parties”). Each Voting Agreement provides that, among other things, the Voting Parties will generally vote the shares of Common Stock set forth opposite such Voting Party's name on Schedule A thereto and any shares of Common Stock that such Voting Party comes to hold and be entitled to vote (or direct the voting of) after the date of the Voting Agreement and before its expiration (together, the “Covered Shares”), (1) in favor of approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger and (2) against any alternative acquisition proposal. Additionally, each Voting Party has granted Andritz an irrevocable proxy to vote the Covered Shares of such Voting Party in favor of the approval of the Merger Agreement and against any alternative acquisition proposal. Each Voting Party has also agreed to certain restrictions on the transfer of its shares of Common Stock, subject to the terms and conditions set forth in the Voting Agreement.

Each Voting Agreement provides that it will terminate upon certain circumstances, including upon termination of the Merger Agreement, the occurrence of an Adverse Recommended Change (as such term is defined in the Merger Agreement) or the conclusion of a meeting of the stockholders of the Issuer for the purpose of adopting the Merger Agreement and approving the Merger.

The foregoing descriptions of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and Voting Agreements are referenced herein as Exhibits 1 and 2-10, respectively and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Andritz, through Merger Sub, to acquire control of, and the entire equity interest in, the Issuer. Andritz required that the Voting Parties agree to enter into the Voting Agreements to induce Andritz and Merger Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Merger.

Except as set forth in or incorporated by reference in this Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons in connection with the Voting Agreements, the Reporting Persons have not acquired and do not beneficially own any shares of Common Stock. The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the shares of Common Stock covered by the Voting Agreements, except as expressly provided in each such Voting Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Persons that those persons are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best of the knowledge of either of the Reporting Persons, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Persons, the information required by Item 2 of Schedule 13D for each of the Voting Parties with whom the Reporting Persons may be deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by such Voting Parties. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Covered Shares, except as otherwise expressly provided in the Voting Agreement, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Parties.

(c) Neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days.

(d) To the best of the knowledge of the Reporting Persons, no person (other than the Voting Parties) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6. Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of June 24, 2018, by and among Xerium Technologies, Inc., Andritz AG and XYZ Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 25, 2018)

2

Voting Agreement, dated as of June 24, 2018, by and among, Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc. and Andritz AG (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to the Form Schedule 13D filed with the SEC by Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan,  Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Nelson Obus and Joshua Landes on June 27, 2018)

3

Voting Agreement, dated as of June 24, 2018, by and among, James Forbes Wilson, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Opportunities Fund, L.P. and Andritz AG (incorporated by reference to Exhibit 9 to Amendment No. 4 to the Form Schedule 13D filed with the SEC by Carl Marks Management Company, LLC, Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson on June 29, 2018)

4	Voting Agreement, dated as of June 24, 2018, by and between, Mitchell I. Quain and Andritz AG

5	Voting Agreement, dated as of June 24, 2018, by and between, Jay J. Gurandiano and Andritz AG

6	Voting Agreement, dated as of June 24, 2018, by and between, Roger A. Bailey and Andritz AG

7	Voting Agreement, dated as of June 24, 2018, by and between, John F. McGovern and Andritz AG

8	Voting Agreement, dated as of June 24, 2018, by and between, Mark Staton and Andritz AG

9	Voting Agreement, dated as of June 24, 2018, by and between, April Hoxie Foley and Andritz AG

10	Voting Agreement, dated as of June 24, 2018, by and between, Alexander Toeldte and Andritz AG

11	Joint Filing Agreement, dated as of July 5, 2018, by and between Andritz AG and XYZ Merger Sub, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as July 5, 2018

ANDRITZ AG

By:	/s/ Wolfgang Leitner
Name:	Wolfgang Leitner
Title:	President and Chief Executive Officer

By:	/s/ Mark von Laer
Name:	Mark von Laer
Title:	Chief Financial Officer

XYZ MERGER SUB, INC.

By:	/s/ Timothy J. Ryan
Name:	Timothy J. Ryan
Title:	President

By:	/s/ David W. Bumsted
Name:	David W. Bumsted
Title:	General Counsel and Corporate Secretary

ANNEX A

Information Concerning Executive Officers and

Directors of Andritz AG

Set forth below are the name and present principal occupation of each director and executive officer of Andritz as of the date hereof. Unless otherwise indicated, (x) the executive officer's or director's business address is located at Stattegger Strasse 18, 8045 Graz, Austria and (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Andritz as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference.

I. Supervisory Board (Aufsichtsrat)

Name	Present Principal Occupation & Principal Business Address	Citizenship
Christian Nowotny	Chairman of the Supervisory Board / Professor University of Economics Institut für Unternehmensrecht, Wirtschaftsuniversität Wien/WU Campus Welthandelsplatz 1 – Gebäude D3/1. OG, 1020 Wien, Austria	Austria

Fritz Oberlerchner	Deputy Chairman of the Supervisory Board	Austria

Jürgen Hermann Fechter	Self-employed Breitendyk 10, Krefeld 47803, Germany	Germany

Alexander Isola	Graf & Pitkovitz – Attorney’s at Law Marburgerkai 47, Graz 8010, Austria	Austria

Monika Kircher	Self-employed, board memberships Annastrasse 51 RA 1C, 9210 Pörtschach, Austria	Austria

Kurt Stiassny	Managing Director of Zentrum Unternehmensberatungs GmbH Doppelngasse 105, 3400 Klosterneuburg, Austria	Austria

Georg Auer	Member of Supervisory Board Delegated by the Andritz AG Worker’s Council Statteggerstrasse 18, 8045 Graz, Austria	Austria

Andreas Martiner	Member of Supervisory Board Delegated by the Andritz AG Worker’s Council Statteggerstrasse 18, 8045 Graz, Austria	Austria

Monika Suppan	Member of Supervisory Board Delegated by the Andritz AG Worker’s Council Statteggerstrasse 18, 8045 Graz, Austria	Austria

II. Executive Board (Vorstand)

Name	Present Principal Occupation & Principal Business Address	Citizenship
Wolfgang Leitner Humbert Köfler Mark von Laer Joachim Schönbeck Wolfgang Semper

President and Chief Executive Officer

Executive Vice President - Pulp & Paper (Services and Units) and Separation

Chief Financial Officer

Executive Vice President – Pulp & Paper – (Capital systems) and Metals

Executive Vice President – Hydro Power and Automation

Austria Austria Germany Germany Austria

Information Concerning Executive Officers and

Directors of XYZ Merger Sub, Inc.

Set forth below are the name and present principal occupation of each director and executive officer of XYZ Merger Sub, Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer's or director's business address is located at 5405 Windward Parkway, Suite 100w, Alpharetta, Georgia 30004, (y) the name, principal business and address of the corporation or other organization in which an executive officer's or director's employment is conducted refers to Merger Sub as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

I. Executive Officers Name	Present Principal Occupation & Principal Business Address
Timothy J. Ryan	President / President, Andritz Inc.

David W. Bumsted	General Counsel and Corporate Secretary / Senior Vice President and Group General Counsel, Andritz (USA) Inc.

John E. Morphis	Treasurer / Vice President and Treasurer, Andritz (USA) Inc. / Treasurer, Andritz Inc. One Namic Place, Glens Falls, New York 12801

Deborah B. Zink	Assistant Secretary / Senior Counsel and U.S. Compliance Officer, Andritz (USA) Inc.

II. Board of Directors

Name	Present Principal Occupation & Principal Business Address
Timothy J. Ryan	President, Andritz Inc.

David W. Bumsted	Senior Vice President and Group General Counsel, Andritz (USA) Inc.

ANNEX B

Name of Voting Party	Number of Shares of Common Stock
Wynnefield Partners Small Cap Value, L.P. I	574,594
Wynnefield Partners Small Cap Value, L.P.	350,990
Wynnefield Small Cap Value Offshore Fund, Ltd.	238,456
Wynnefield Capital Management, LLC	-
Wynnefield Capital, Inc.	-
James Forbes Wilson	64,285
Carl Marks Strategic Investments, L.P.	626,544
Carl Marks Strategic Opportunities Fund, L.P.	1,437,908
Mitchell I. Quain	23,502
Jay J. Gurandiano	52,937
Roger A. Bailey	50,434
John F. McGovern	18,000
Mark Staton	20,000
April Hoxie Foley	56,051
Alexander Toeldte	27,554

EXHIBIT INDEX

Exhibit No.	Description

1

Agreement and Plan of Merger, dated as of June 24, 2018, by and among Xerium Technologies, Inc., Andritz AG and XYZ Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 25, 2018)

2

Voting Agreement, dated as of June 24, 2018, by and among, Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management, LLC, Wynnefield Capital, Inc. and Andritz AG (incorporated by reference to Exhibit 99.3 to Amendment No. 3 to the Form Schedule 13D filed with the SEC by Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan,  Wynnefield Capital Management, LLC, Wynnefield Capital, Inc., Nelson Obus and Joshua Landes on June 27, 2018)

3

Voting Agreement, dated as of June 24, 2018, by and among, James Forbes Wilson, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Opportunities Fund, L.P. and Andritz AG (incorporated by reference to Exhibit 9 to Amendment No. 4 to the Form Schedule 13D filed with the SEC by Carl Marks Management Company, LLC, Andrew M. Boas, Robert C. Ruocco and James Forbes Wilson on June 29, 2018)

4	Voting Agreement, dated as of June 24, 2018, by and between, Mitchell I. Quain and Andritz AG

5	Voting Agreement, dated as of June 24, 2018, by and between, Jay J. Gurandiano and Andritz AG

6	Voting Agreement, dated as of June 24, 2018, by and between, Roger A. Bailey and Andritz AG

7	Voting Agreement, dated as of June 24, 2018, by and between, John F. McGovern and Andritz AG

8	Voting Agreement, dated as of June 24, 2018, by and between, Mark Staton and Andritz AG

9	Voting Agreement, dated as of June 24, 2018, by and between, April Hoxie Foley and Andritz AG

10	Voting Agreement, dated as of June 24, 2018, by and between, Alexander Toeldte and Andritz AG

11	Joint Filing Agreement, dated as of July 5, 2018, by and between Andritz AG and XYZ Merger Sub, Inc.